UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2023

Commission File Number: 001-38607

ENDAVA PLC

(Name of Registrant)

125 Old Broad Street

London EC2N 1AR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900 and 333-268067) of Endava plc (the “Company”), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Overview

On February 8, 2023, the Company, along with Endava (UK) Limited, Endava Inc. (together with the Company, the “Original Borrowers”), Endava Holding B.V., Endava B.V., Levvel, LLC and ENDAVA, digitalne rešitve, d.o.o. (together with the Original Borrowers, the “Original Guarantors”), entered into a new multicurrency revolving facility agreement (the “Agreement”) with National Westminster Bank PLC, as agent (the “Agent”), and Banco Bilbao Vizcaya Argentaria, S.A., London Branch, DNB (UK) Limited, Fifth Third Bank, National Association, HSBC UK Bank plc, KeyBank National Association and National Westminster Bank PLC, as mandated lead arrangers and bookrunners (the “Mandated Lead Arrangers”) and as original lenders (the “Original Lenders”). The Agreement provides for an unsecured, multicurrency revolving credit facility (the “Multicurrency Revolving Credit Facility”) in the amount of £350 million with an initial term of three years, and it replaced the existing £200 million secured facility with HSBC UK Bank Plc, as agent. The Agreement also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing, as well as an option by the Company to request that the Multicurrency Revolving Credit Facility to be classified as a sustainability-linked facility at any time before the Sustainability Longstop Date (as defined in the Agreement), with such request subject to various conditions and approvals by the Agent. The Company has not made any such request as of the date of this report on Form 6-K. The Multicurrency Revolving Credit Facility is intended to support the Company’s future capital investments and development activities and has an opening Margin (as defined in the Agreement) of 1.00 per cent per annum over SONIA (or in relation to loans in Euros, EURIBOR).

The following information describes the material terms of the Multicurrency Revolving Credit Facility. This description is a summary and does not purport to be complete, and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 99.2 to this report on Form 6-K and which is incorporated herein by reference. Unless otherwise indicated, capitalized terms used in this report on Form 6-K have the meaning set forth in the Agreement.

Interest, Fees and Maturity

Amounts drawn under the Multicurrency Revolving Credit Facility bear interest at a percentage rate per annum equal to the aggregate of the Margin plus SONIA (in respect of amounts drawn in sterling), SOFR (in respect of amounts drawn in US dollars) or, in relation to loans in Euros, the prevailing EURIBOR in respect of the relevant Interest Period. The Margin may vary in respect to each 12-month period ending on or about the last day of each financial year and each financial half year of the Company based on the Group’s Net Leverage Ratio (as detailed below):

Net Leverage Ratio	Margin in respect of Loans (% per annum)
Equal or greater than 2.00 : 1	1.65
Equal to or greater than 1.50 : 1 but less than 2.00 : 1	1.30
Equal to or greater than 1.00 : 1 but less than 1.50 : 1	1.15
Less than 1.00 : 1	1.00

In the event of an Event of Default, for so long as such Event of Default has occurred and is continuing, the Margin will be 1.65 percent per annum.

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period. The commitment fee on any unused amount of the Multicurrency Revolving Credit Facility will be in an amount equal to 35% of the applicable margin per annum.

The Multicurrency Revolving Credit Facility will mature on February 8, 2026 (the “Termination Date”). The Company can request, through the Agent, that the Lenders extend the maturity of the Multicurrency Revolving Credit Facility by up to two years (for the payment of an extension fee calculated in relation to the outstanding amount of the Multicurrency Revolving Credit Facility).

Amortization and Prepayments

Each amount borrowed under the Multicurrency Revolving Credit Facility is required to be repaid on the last day of its Interest Period. Amounts prepaid or repaid under the Multicurrency Revolving Credit Facility may be reborrowed from time to time until the Termination Date.

No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in the Multicurrency Revolving Credit Facility.

Guarantees and Collateral for Multicurrency Revolving Credit Facility

The Multicurrency Revolving Credit Facility is unsecured. The obligations under the Multicurrency Revolving Credit Facility are guaranteed by the Original Guarantors, namely the Company and Endava (UK) Limited (each of which is incorporated under the laws of England and Wales, Endava Inc. (which is incorporated under the laws of the State of Delaware), Endava Holding B.V. and Endava B.V. (each of which is incorporated under the laws of the Netherlands), Levvel, LLC (which is organized under the laws of the State of North Carolina) and ENDAVA, digitalne rešitve, d.o.o. (which is organised under the laws of Slovenia). In addition, any existing or after acquired or organized subsidiaries (in any jurisdiction) of the Company that are considered material (tested half yearly or upon acquisition based on the turnover or earnings before interest, tax, depreciation and amortisation) will be required to guarantee the obligations under the Multicurrency Revolving Credit Facility upon being acquired or becoming material.

Covenants and Events of Default

The Multicurrency Revolving Credit Facility requires that the Original Guarantors comply with certain affirmative and negative covenants, including financial maintenance covenants, in each case customary for English law facility agreements of this type. These financial maintenance covenants are set forth below:

(a)	a Net Leverage Ratio (which tests the ratio of the Group’s Total Net Debt to Adjusted EBITDA) which must not exceed the ratio of 2.5x; and

(b)	an Interest Cover Ratio (which tests the ratio of the Group’s Adjusted EBITDA to the Group’s Net Finance Charges) which must not be less than the ratio of 4.0x.

These financial maintenance covenants are tested by reference to the last day of each Financial Year and Financial Half Year, in each case by reference to the financial performance of the Group over the preceding 12 months. Additionally, the Multicurrency Revolving Credit Facility limits the payment of dividends to entities outside of the Company or any of its wholly owned Subsidiaries and restricts repayments of loans or advances made to the Company or its wholly owned Subsidiaries from outside entities subject to certain conditions being met. These conditions include there not being an Event of Default continuing or that is reasonably forecast within a 12-month period to be continuing or that would occur as a result of any such payment. In addition, subject to certain exceptions, all transactions entered into by the Group must be on an arm’s length basis and for full market value. These provisions in the Multicurrency Revolving Credit Facility may limit the amount of intra-group transactions between the Obligors and non-Obligor Group companies.

The Multicurrency Revolving Credit Facility also places certain restrictions on the Group’s ability to engage in certain corporate actions, including, among other things, taking further borrowings (with permitted exceptions), creating security (with permitted exceptions), disposing assets (with permitted exceptions), making loans and granting guarantees (with permitted exceptions) and corporate acquisitions above a certain threshold. The Multicurrency Revolving Credit Facility contains certain events of default customary for English law facility agreements of this type, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees, change in control, cessation of business and material adverse effect on the Group (each an “Event of Default”).

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “will,” “may,” “expect,” “plan,” “potential” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding the availability of borrowing under the Multicurrency Revolving Credit Facility and the ability of such borrowings to support the Company’s and its subsidiaries’ future capital investment and development activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: the risks and uncertainties discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 31, 2022.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, dated as of February 9, 2023

99.2^	Multicurrency Revolving Facility Agreement, dated as of February 8, 2023, by and among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and National Westminster Bank PLC, as agent

^	Certain exhibits and schedules have been omitted and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: February 9, 2023	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer